August 08, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:

Arma Services, Inc.

Registration Statement on Form S-1

Filed July 26, 2016

File No. 333-202398

Dear Ms. Long:

This letter sets forth the responses of Arma Services, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of July 28, 2016.  Each numbered paragraph below responds to the comment having the same number in the July 28, 2016 comment letter.

Report of Independent Accounting Firm, Page F-2

1.      You have omitted the audit report of Cutler & Co., LLC on the financial statements as of October 31, 2014. Please amend to provide an audit report that covers this period

In response to the Staff’s comment, the Company has revised its filing to include the report on page F-1.

Exhibit 23.1 and 23.2

2.      Please include currently dated consents for each audit report. Note the consents included as exhibits to the amendment filed on July 6, 2016, both specifically referred to Amendment 5 and therefore need to be updated for subsequent amendments.

In response to the Staff’s request, the Company has now filed updated consents as exhibits 23.1 and 23.2.

The Company hereby acknowledges that:

•                     should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                     the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Sergey Gandin Sergey Gandin President and Principal Executive Officer Arma Services, Inc